UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant’s name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview, Operating and Financial Review for the six months ended June 30, 2025 and the unaudited consolidated condensed financial statements of Golar LNG Limited (the “Company” or “Golar”) as of and for the six months ended June 30, 2025.

The information contained in this report on Form 6-K (this “Report”) is hereby incorporated by reference into the Company’s registration statement on Form F-3 ASR (File No. 333-271027), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: August 15, 2025	By:	/s/ Eduardo Maranhão
	Name:	Eduardo Maranhão
	Title:	Principal Financial Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this Report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this Report, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “projected,” “plan,” “potential,” “continue,” “will,” “may,” “could,” “should,” “would,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•our ability to fulfill our obligations under our commercial agreements, including the Liquefaction Tolling Agreement (the “LTA”) for the FLNG Hilli Episeyo (“FLNG Hilli”) and the 20-year Lease and Operate Agreement (the “LOA”) for the FLNG Gimi (“FLNG Gimi”);
•our ability to perform under our agreement with Southern Energy S.A. (“SESA”) for the deployment of FLNG Hilli in Argentina, which includes completing required redeployment activities on schedule such as vessel modifications, procurement of long-lead items, and mobilization, along with SESA’s ability to meet its commitments to us;
•our ability to meet our obligations to SESA under the definitive agreements for the deployment of our FLNG currently under conversion, the MKII FLNG (“MKII FLNG”), in Argentina; the timely satisfaction of all conditions precedent to the agreements; and SESA’s ability to meet its obligations to us;
•our ability to obtain additional financing or refinance existing debt on acceptable terms or at all;
•global economic trends, competition and geopolitical risks, including actions by the U.S. government, trade tensions or conflicts such as those between the U.S. and China, related sanctions, the potential effects of any Russia-Ukraine peace settlement on liquefied natural gas (“LNG”) supply and demand and heightened political instability in the Middle East, including recent developments involving Iran and Israel;
•an increase in tax liabilities in the jurisdictions where we are currently operating, have previously operated or expect to operate;
•a material decline or prolonged weakness in tolling rates for FLNGs;
•failure of shipyards to comply with project schedules, performance specifications or agreed prices;
•failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•continuing volatility in the global financial markets, including commodity prices, foreign exchange rates and interest rates and global trade policy, particularly the recent imposition of tariffs by the U.S. government;
•changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
•changes in our ability to retrofit vessels as FLNGs, including the availability of donor vessels to purchase and the time it takes to build new vessels;
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including our future projects and other contracts to which we are a party;
•our ability to close potential future transactions in relation to equity interests in our vessels or to monetize our remaining equity method investments on a timely basis or at all;
•increases in operating costs as a result of inflation or trade policy, including salaries and wages, insurance, crew and related costs, repairs and maintenance and spares;

•claims made or losses incurred in connection with our continuing obligations with regard to New Fortress Energy Inc. (“NFE”), Energos Infrastructure Holdings Finance LLC (“Energos”), Cool Company Ltd (“CoolCo”) and Snam S.p.A. (“Snam”);
•the ability of NFE, Energos, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
•changes to rules and regulations applicable to FLNGs or other parts of the natural gas and LNG supply chain;
•rules on climate-related disclosures promulgated by the European Union, including but not limited to disclosure of certain climate-related risks and financial impacts, as well as greenhouse gas emissions;
•actions taken by regulatory authorities that may prohibit the access of FLNGs to various ports and locations; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“U.S. SEC”) on March 27, 2025 (the “2024 Annual Report”).

We caution readers of this Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

All forward-looking statements included in this Report are made only as of the date of this Report, and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2025 and 2024. Throughout this Report, unless the context indicates otherwise, the “Company”, “Golar”, “Golar LNG”, “we”, “us” and “our” all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Ltd, or to all such entities. References to “Avenir” refer to our former affiliate Avenir LNG Limited (Norwegian OTC: AVENIR) which was sold in February 2025, and to any one or more of its subsidiaries. Unless otherwise indicated, all references to “USD” and “$” in this Report are to U.S. dollars. You should read the following discussion and analysis together with the unaudited condensed consolidated financial statements and related notes included elsewhere in this Report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our 2024 Annual Report.

Overview

Our strategy is to provide market leading FLNG operations and focus our balance sheet flexibility to maximize shareholder returns through accretive FLNG projects. We offer gas resource holders a proven, quick and low-cost solution to monetize stranded gas reserves. Our industry leading FLNG operational track record and FLNG growth prospects allow gas resource holders, developers and customers a low-cost, low-risk, quick-delivering solution for natural gas liquefaction.

Recent and Other Developments

In addition to the other information set forth in this Report on Form 6-K, please see “Item 5 - Operating and Financial Review and Prospects - Significant Developments since January 1, 2025” of our 2024 Annual Report.

Since June 30, 2025, certain recent and other developments that have occurred are as follows:

•LNG Hrvatska Operation and Maintenance (“O&M”) agreement termination

In July 2025, we mutually agreed with LNG Hrvatska d.o.o. to terminate the O&M Agreement for the FSRU LNG Croatia, originally entered into in January 2019 for a ten-year term. The termination follows LNG Hrvatska’s plan to expand the terminal with a new regasification module, which necessitated a change in operational strategy. Under the deed of termination, we will operate the vessel until its return to LNG Hrvatska by October 31, 2025, with no further obligations thereafter.

•MK II Final Investment Decision (“FID”)

On August 6, 2025, we announced that SESA reached FID for the 20-year charter of our 3.5 million tonnes per annum (“mtpa”) MKII FLNG, currently undergoing conversion at CIMC’s shipyard in China. The MKII FLNG will be deployed offshore Argentina in the San Matías Gulf near FLNG Hilli's intended location, which is expected to commence operations in 2027. Commercial operations for the MKII FLNG are expected to commence in 2028.

Under the terms of the agreement, we will receive fixed annual charter hire of $400 million, plus a commodity-linked tariff equal to 25% of Free on Board (FOB) prices above $8.00 per million British thermal units. The project remains subject to the satisfaction of conditions precedent by both parties, which are expected to be fulfilled in Q4 2025.

•Dividends

On August 14, 2025, we declared a dividend of $0.25 per share in respect of the three months ended June 30, 2025 to shareholders of record on August 26, 2025, which will be paid on or around September 2, 2025.

•Appointment of Director to our Board

Effective August 1, 2025, Mr. Stephen J. Schaefer has been appointed to our Board of Directors. Mr. Schaefer currently serves as Chairman of the Board of Talen Energy Corporation, as a member of the Board of Directors for GenOn Energy and as a Senior Advisor of EverGen Power LLC. His previous roles include Chairman of GenOn Energy and Texgen Power LLC and as a member of the Board of Directors for Homer City Holdings LLC and Element Markets LLC. Mr. Schafer also previously served as a Partner with Riverstone Holdings, a private equity firm focused on energy investing and as a Managing Director with Huron Consulting Group, where he founded and headed its Energy Practice. Prior to this, Mr. Schaefer was Managing Director and Vice President of Duke Energy North America, responsible for mergers and acquisitions.

•Changes to Audit, Compensation and Nomination Committee appointments

Effective May 20, 2025, as part of the Board's ongoing governance review, the Board approved the following revised committee structures:
•Mr. Carl Steen was appointed member of the Audit Committee and reelected as the Chairperson of the Compensation Committee;
•Mr. Benoît de la Fouchardière was appointed member of the Compensation Committee;
•Mr. Daniel Rabun was appointed Chairperson of the Nomination Committee; and
•Mr. Tor Olav Trøim was appointed member of the Nomination Committee.

Operating and Financial Review

See note 4 “Segment Information” of the unaudited condensed consolidated financial statements included herein for additional information on our segments.

In January 2025, our LNG carrier Fuji LNG completed its final cargo delivery under a short-term contract and entered the shipyard in early February 2025 to begin conversion into a MKII FLNG. In March 2025, we finalized the sale of our remaining LNG carrier, the Golar Arctic. These key milestones marked our exit from shipping operations. Accordingly, starting in the first quarter of 2025, we no longer classify Shipping as a reportable segment. All associated legacy shipping activities have been included within the broader Corporate and other segment with retrospective effect.

In June 2025, FLNG Gimi successfully achieved its Commercial Operations Date (“COD”), marking the commencement of the 20-year lease term with BP Mauritania Investments Limited, a subsidiary of BP p.l.c. (“bp”) under the LOA. As a result, the FLNG Gimi asset under development was derecognized, and a net investment in sales-type lease was recognized resulting in a gain on deemed sale of the FLNG Gimi of $30 million. At the lease commencement date, the total contract consideration under the LOA was allocated between lease and non-lease components based on components' relative standalone selling prices.

Reconciliations of consolidated net income to Adjusted EBITDA for the six months ended June 30, 2025 and 2024 are as follows:

(in thousands of $)	2025	2024
Net income	43,718	101,725
Income tax	618	278
Income before income tax	44,336	102,003
Depreciation and amortization	24,844	26,256
Unrealized loss on oil and gas derivative instruments	59,817	13,902
Other non-operating income	(29,981)	—
Interest income	(14,522)	(18,582)
Loss/(gain) on derivative instruments, net	10,638	(6,309)
Other financial items, net	3,265	2,694
Net (income)/loss from equity method investments	(10,287)	2,339
Total	88,110	122,303
Sales-type lease receivable in excess of interest income	2,081	—
Adjusted EBITDA (1)	90,191	122,303
(1) Adjusted EBITDA is a non-U.S. GAAP financial measure and is calculated by taking net income before net (income)/losses from equity method investments, income taxes, other financial items, net, loss/(gain) on derivative instruments, interest expense, interest income, unrealized loss on oil and gas derivative instruments, depreciation and amortization, other non-operating income, net and sales-type lease receivable in excess of interest income. Adjusted EBITDA increases the comparability of our operational performance from period to period and against the operational performance of other companies without regard to our financing methods or capital structure. Adjusted EBITDA should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Discussed below are the material changes of our consolidated results of operations for the six months ended June 30, 2025 compared against the six months ended June 30, 2024:

Depreciation and amortization: The decrease of $1.4 million for the six months ended June 30, 2025 compared to the same period in 2024 was primarily due to cessation of depreciation for the Fuji LNG following its arrival at CIMC Raffles’s (“CIMC”) yard for conversion in February 2025 and the disposal of the Golar Arctic in January 2025.

Unrealized loss on oil and gas derivative instruments:

	Six months ended June 30,
(in thousands of $)	2025	2024
Unrealized (loss)/gain on FLNG Hilli’s oil derivative instrument	(39,450)	15,092
Unrealized loss on FLNG Hilli’s gas derivative instrument	(20,367)	(5,294)
Unrealized mark-to-market (“MTM”) adjustment on commodity swap derivatives	—	(23,700)
Unrealized loss on oil and gas derivative instruments	(59,817)	(13,902)

•Unrealized (loss)/gain on FLNG Hilli's oil derivative instrument: This reflects the MTM movements related to the changes in the fair value of the FLNG Hilli’s oil derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us as a result of Brent linked crude oil prices moving above a contractual oil price floor over the remaining term of the LTA. The increase in unrealized loss of $54.5 million for the six months ended June 30, 2025 compared to the same period in 2024 was driven by a reduction in the remaining term of the LTA along with the volatility in the future Brent linked crude oil price curve over the LTA’s remaining term.

•Unrealized loss on FLNG Hilli’s gas derivative instrument: This reflects the MTM movements related to the changes in the fair value of the FLNG Hilli’s gas derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us for the 0.2 mtpa incremental LNG capacity to the end of the LTA which is linked to the Dutch Title Transfer Facility (“TTF”) gas prices and forecast Euro/USD exchange rates. The increase in unrealized loss of $15.1 million for the six months ended June 30, 2025 compared to the same period in 2024 was primarily driven by a reduction in the remaining term of the LTA long with the volatility in the future TTF linked gas price curve over the LTA’s remaining term.

•Unrealized MTM adjustment for commodity swap derivatives: We entered into commodity swaps to hedge our exposure to the TTF linked earnings on the FLNG Hilli (100% of which were attributable to us). The decrease of $23.7 million in unrealized MTM loss for the six months ended June 30, 2025 compared to the same period in 2024 was due to the maturity of TTF swaps on December 31, 2024. No new swaps have been entered since. Previously, our exposure was economically hedged by swapping variable cash receipts linked to the TTF index for anticipated future production volumes with fixed payments from our TTF swap counterparties of which the resultant adjustments were presented in “Realized MTM adjustment on commodity swap derivatives,” in the unaudited consolidated statements of operations.

Other non-operating income, net: This reflects the day 1 gain arising from the derecognition of the FLNG Gimi asset under development of $1,823.7 million and the lease component of the net pre-COD cash flows amounting to $86.1 million which was previously deferred under "Other current liabilities" of our consolidated balance sheet offset by the recognition net investment in sales-type lease of $1,767.5 million million on COD. There was no comparable gain for the same period in 2024.

Interest income: The decrease of $4.1 million for the six months ended June 30, 2025 compared to the same period in 2024 was primarily due to:

•a $6.2 million decrease given reduced short term money-market deposits held during the six months ended June 30, 2025 compared to the same period in 2024;

•partially offset by an increase of $1.2 million due to higher balances held in bank accounts during the six months ended June 30, 2025 compared to the same period in 2024; and

•a $1.0 million increase in interest income for the six months ended June 30, 2025, on a shareholder loan granted to First FLNG Holdings (“FFH”) in August 2024, which was fully repaid in March 2025. There was no comparable interest income for the same period in 2024.

(Loss)/gain on derivative instruments, net:

	Six months ended June 30,
(in thousands of $)	2025	2024
Unrealized MTM adjustment for interest rate swap (“IRS”) derivatives	(11,611)	1,754
Net interest income on undesignated IRS derivatives	973	4,555
(Losses)/gains on derivative instruments, net	(10,638)	6,309

•Unrealized MTM adjustment for IRS derivatives: This reflects the MTM movements related to the changes in the fair value of our IRS derivatives. As of June 30, 2025 and 2024, we had an IRS portfolio with notional amounts of $398.1 million and $539.0 million, respectively, none of which are designated as hedges for accounting purposes. The $13.4 million increase in unrealized MTM loss for the six months ended June 30, 2025 compared to unrealized MTM gain for the six months ended June 30, 2024 was driven by lower notional values of our swap portfolio partially offset by fair value adjustments reflecting our creditworthiness and that of our counterparties.

•Net interest income on undesignated IRS derivatives: This reflects the net interest exposure in relation to our IRS derivatives. The decrease of $3.6 million for the six months ended June 30, 2025 compared to the same period in 2024 was driven largely by the movements in the Secured Overnight Financing Rate (“SOFR”).

Net (income)/loss from equity method investments: The increase of $12.6 million in net income from equity method investments for the six months ended June 30, 2025 was primarily due to the gain on disposal of our shareholding in Avenir. There was no comparable gain on disposal for the same period in 2024.

Sales-type lease receivable in excess of interest income: Amounts recognized as sales type lease revenue is analogous to the interest income component earned, while the principal amortization is treated as a reduction to the lease receivable balance presented in “Net investment in sales-type lease” in the unaudited consolidated balance sheet. "Sales-type lease receivable in excess of interest income" represents the lease receivable principal amortization component of the total amounts invoiced under the FLNG Gimi sales-type lease. We included the total invoiced amounts comprising both interest income and principal repayment in our FLNG Adjusted EBITDA to reflect the total cash earnings and economic performance of the FLNG Gimi. This amount is eliminated from the unaudited consolidated statements of operations in accordance with U.S. GAAP.

Six months ended June 30, 2025
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	112,200	—	112,200	—	112,200
Sales-type lease revenue	8,219	—	8,219	—	8,219
Vessel management fees and other revenues	4,381	12,499	16,880	—	16,880
Time and voyage charter revenues	—	876	876	—	876
Total operating revenues	124,800	13,375	138,175	—	138,175
Vessel operating expenses	(45,257)	(15,480)	(60,737)	—	(60,737)
Administrative expenses	(648)	(15,411)	(16,059)	—	(16,059)
Project development expenses	(6,513)	(2,575)	(9,088)	—	(9,088)
Realized gain on oil and gas derivative instruments, net	37,447	—	37,447	—	37,447
Other operating loss	—	(1,628)	(1,628)	—	(1,628)
Sales-type lease receivable in excess of interest income	2,081	—	2,081	(2,081)	—
Adjusted EBITDA	111,910	(21,719)	90,191	(2,081)	88,110

Six months ended June 30, 2024
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	112,488	—	112,488	—	112,488
Vessel management fees and other revenues	—	10,830	10,830	—	10,830
Time and voyage charter revenues	—	6,330	6,330	—	6,330
Total operating revenues	112,488	17,160	129,648	—	129,648
Vessel operating expenses	(41,549)	(19,068)	(60,617)	—	(60,617)
Administrative expenses	(437)	(12,490)	(12,927)	—	(12,927)
Project development expenses	(2,385)	(1,953)	(4,338)	—	(4,338)
Realized gain on oil and gas derivative instruments, net	70,537	—	70,537	—	70,537
Adjusted EBITDA	138,654	(16,351)	122,303	—	122,303

Adjusted EBITDA: The decrease of $34.1 million in Adjusted EBITDA for the six months ended June 30, 2025 compared to the same period in 2024 was primarily due to a $33.1 million reduction in realized gains on oil and gas derivative instruments, following the maturity of TTF swaps on December 31, 2024, with no new TTF positions entered into during 2025. Additionally, project development expenses and administrative expenses increased by $4.8 million and $3.1 million, reflecting increased business development activities and higher general overheads, respectively. Other operating losses increased by $1.6 million driven by a credit loss allowance and the loss recognized on the disposal of Golar Arctic. The decrease was partially offset by an increase in total operating revenues of $8.5 million primarily due to the commencement of the LOA in mid-June 2025. These movements reflect changes across all segments on a consolidated basis. Further details and material movements within specific reportable segments are discussed below.

FLNG segment

This relates to activities of the FLNG Hilli, FLNG Gimi and our other FLNG projects.

	Six months ended June 30,
(in thousands of $)	2025	2024
Liquefaction services revenue	112,200	112,488
Sales-type lease revenue	8,219	—
Vessel management fees and other revenues	4,381	—
Total operating revenues	124,800	112,488

Realized gain on oil and gas derivative instruments, net	37,447	70,537
Vessel operating expenses	(45,257)	(41,549)
Project development expenses	(6,513)	(2,385)
Administrative expenses	(648)	(437)
Sales-type lease receivable in excess of interest income	2,081	—
Adjusted EBITDA	111,910	138,654
	Six months ended June 30,
	2025	2024
Other Financial Data:
Liquefaction services revenue	112,200	112,488
Sales-type lease revenue	8,219	—
Vessel management fees and other revenues	4,381	—
Total operating revenues	124,800	112,488
Realized gain on oil and gas derivative instruments, net	37,447	70,537
Amortization of deferred commissioning period revenue, Day 1 gains and deferred pre-COD cash flows, accretion of unguaranteed residual value, accrued tax receipt, over/underproduction and accrued demurrage	(9,019)	(8,027)
Sales-type lease receivable in excess of interest income	2,081	—
FLNG tariff, net (1)	155,309	174,998

(1) FLNG tariff, net is a non-U.S. GAAP financial measure that represents the total cash inflow and economic performance generated by our FLNGs during a given period. It is calculated by taking the total amount invoiced for FLNG services, including liquefaction services revenue, sales-type lease revenue, vessel management fees and other revenue and realized gains on oil and gas derivative instruments, adjusted for the amortization of deferred commissioning period revenue, Day 1 gains (deferred revenues) and deferred pre-COD cashflows that is allocated to the non-lease component, the unwinding of liquidated damages, the accretion of unguaranteed residual value and the accruals and other timing related items including tax reimbursement receipt, underutilization, overproduction revenue and demurrage cost. FLNG tariff, net is intended to enhance the comparability of our FLNG performance across periods and with other operational FLNGs in the industry. FLNG tariff, net should not be considered as an alternative to total operating revenue of the FLNG segment or any other performance measure of our financial performance calculated in accordance with U.S. GAAP.

Sales-type lease revenue:

	Six months ended June 30,
(in thousands of $)	2025	2024
Sales-type lease revenue	5,899	—
Variable lease revenue	1,845	—
Accretion of unguaranteed residual value	303	—
Other	172	—
Sales-type lease revenue	8,219	—
•Sales-type lease revenue: This reflects the interest income recognized on the net investment in the sales-type lease on FLNG Gimi since commencement of operations in June 2025. There are no comparable amounts for the same period in 2024.
•Variable lease revenue: This reflects the variable payments not included in the fixed consideration of the lease including overproduction, underutilization, and other operational adjustments invoiced since commencement of operations. There are no comparable amounts for the same period in 2024.
Vessel management fees and other revenues: This reflects the non-lease component of O&M services since commencement of operations. There is no comparable income for the same period in 2024.

Realized gain on oil and gas derivative instruments:

	Six months ended June 30,
(in thousands of $)	2025	2024
Realized gain on FLNG Hilli’s oil derivative instrument	21,249	36,656
Realized gain on FLNG Hilli’s gas derivative instrument	16,198	9,162
Realized MTM adjustment on commodity swap derivatives	—	24,719
Realized gain on oil and gas derivative instruments, net	37,447	70,537

•Realized gain on FLNG Hilli’s oil derivative instrument: This reflects the billings above the FLNG Hilli’s base tolling fee when the Brent linked crude oil price is greater than $60 per barrel. The decrease of $15.4 million for the six months ended June 30, 2025, compared to the same period in 2024, was driven by decreased three-month look-back average oil price of $73.73/barrel for the six months ended June 30, 2025 compared to $83.48/barrel for the six months ended June 30, 2024.

•Realized gain on FLNG Hilli’s gas derivative instrument: This reflects the tolling fee in excess of the contractual floor rate, linked to TTF prices and the Euro/USD foreign exchange movements. The increase of $7.0 million for the six months ended June 30, 2025, compared to the same period in 2024, was driven by higher one-month look-back average TTF price of €42.60, partially offset by the weakening of the Euro, with an average EUR/USD of 1.077 for the six months ended June 30, 2025, compared to a TTF price of €29.79 and an average EUR/USD of 1.082 for the six months ended June 30, 2024.

•Realized MTM adjustment on commodity swap derivatives: We entered into commodity swaps to hedge our exposure of FLNG Hilli’s tolling fee that is linked to the TTF index pursuant to the second amendment to the LTA (100% of which were attributable to us). The decrease of $24.7 million for the six months ended June 30, 2025 compared to the same period in 2024 was driven by the maturity of TTF swaps on December 31, 2024. No new swaps have been entered since.

FLNG Tariff, net: The decrease of $19.7 million for the six months ended June 30, 2025, compared to the same period in 2024, was primarily driven by a lower realized gain on oil and gas derivative instruments, net, partially offset by the FLNG Gimi's total operating revenue contribution following commencement of operations.

Vessel operating expenses: The increase of $3.7 million for the six months ended June 30, 2025 compared to the same period in 2024 was primarily due to:

•a $3.1 million increase in FLNG Gimi's operating expenses resulting from the commissioning activities, wherein certain costs incurred toward COD did not meet the criteria for capitalization instead were deemed essential operating costs to maintain the vessel's exclusive availability and operational readiness;
•a $1.9 million increase in FLNG Gimi's operating expenses since commencement of operations; and
•partially offset by a $1.3 million decrease in FLNG Hilli's operating expenses, primarily due to a $2.2 million reduction in repairs, spares, logistics and stores and consumables during the 2025 planned maintenance window, partially offset by a $1.2 million increase in crew taxes.

Project development expenses: This comprises of non-capitalizable project-related expenses such as legal, professional and consultancy costs for FLNG projects in exploratory stages. The increase of $4.1 million for the six months ended June 30, 2025 compared to the same period in 2024 was driven primarily by:

•$2.2 million higher costs incurred on pursuing FLNG contracting opportunities in Argentina in the six months ended June 30, 2025 compared to the same period in 2024;
•$1.0 million higher costs incurred in relation to the FLNG Hilli redeployment project in the six months ended June 30, 2025; and
•$1.0 million Front-End Engineering Design (“FEED”) study costs for a potential development of a Mark III FLNG unit. There was no comparable cost for the same period in 2024.

Corporate and other segment

This relates to our legacy shipping segment activities, vessel management, floating storage and regasification unit services for third parties, LNG carrier transportation operations, administrative services to affiliates and third parties, our corporate overhead costs and other strategic investments. We have offices in Bermuda, London, Oslo, Doula and Noaukchott that provide FLNG commercial, operational and technical support, crew management services and supervision, corporate secretarial, accounting and treasury services.

	Six months ended June 30,
(in thousands of $)	2025	2024

Vessel management fees and other revenues	12,499	10,830
Time and voyage charter revenues	876	6,330
Total operating revenues	13,375	17,160
Vessel operating expenses	(15,480)	(19,068)
Administrative expenses	(15,411)	(12,490)
Project development expenses	(2,575)	(1,953)
Other operating loss	(1,628)	—
Adjusted EBITDA	(21,719)	(16,351)

Vessel management fees and other revenues: The increase of $1.7 million for the six months ended June 30, 2025, compared to the same period in 2024, was due to a $1.7 million increase in vessel operation and maintenance fees earned from the Italis LNG (formerly known as Golar Tundra).

Time and voyage charter revenues: The decrease of $5.5 million for the six months ended June 30, 2025, compared to the same period in 2024, was due to reduced revenue from the Golar Arctic and Fuji LNG. Golar Arctic was on commercial waiting time beginning in January 2025 and subsequently sold in March 2025 and Fuji LNG ceased earning charter revenue following its arrival at CIMC’s yard for conversion in February 2025.

Vessel operating expenses: The decrease of $3.6 million for the six months ended June 30, 2025 compared to the same period in 2024 was primarily due to reduced operational activity for the Fuji LNG following its arrival at CIMC’s yard for conversion and the disposal of Golar Arctic.

Administrative expenses: The increase of $2.9 million for the six months ended June 30, 2025, compared to the same period in 2024, was primarily driven by
•a $2.8 million increase in employee compensation and benefits during the six months ended June 30, 2025, compared to the same period in 2024;
•a $1.3 million increase in employee stock compensation costs following new awards granted in November 2024; and
•partially offset by $1.8 million higher allocation of management and consultancy fees to vessel operating expenses and project development expenses in our FLNG segment reflecting increased time spent on FLNG activities.

Other operating loss: The $1.6 million other operating loss for the six months ended June 30, 2025 was due to $1.1 million credit loss allowance on the Higas Holdings Limited (“Higas”) shareholder loan and $0.5 million loss on disposal of the Golar Arctic. There were no comparable transactions in the same period in 2024.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of our debt, working capital, potential investments, FLNG modification, FLNG Hilli redeployment capital expenditures, and conversion projects (including MKII FLNG project related commitments). We believe that our existing cash and cash equivalents and short-term bank deposits, together with cash flow from operations and our planned liquidity-enhancing initiatives (see note 1 of our unaudited condensed consolidated financial statements included herein), will be sufficient to support our liquidity and capital requirements for at least the next 12 months.

As of June 30, 2025, we had cash and cash equivalents (including short-term deposits) of $907.3 million, of which $123.9 million is restricted cash. Included within restricted cash is $93.4 million pre-COD earnings from the Gimi, $16.5 million cash belonging to the lessor VIE that we are required to consolidate under U.S. GAAP and $13.0 million in respect of the O&M Agreement with LNG Hrvatska d.o.o. Refer to note 10 “Restricted Cash and Short-term Deposits” of our unaudited condensed consolidated financial statements included herein for additional details.

Since June 30, 2025, transactions impacting our cash flows include:

Receipts of:
•$43.2 million receipt of capital spares invoiced to bp at COD;
•$31.0 million of pre-commercial operations contractual cash flows received in relation to the LOA; and
•$2.7 million of receipts under our IRS derivatives.

Payments of:
•$63.9 million of additions to the asset under development, the MKII FLNG;
•$2.8 million of pre-COD cost incurred on the FLNG Gimi;
•$1.7 million relating to an FLNG FEED study;
•$0.3 million of capital expenditure on the FLNG Hilli redeployment, comprised of engineering services and long lead items; and
•$0.2 million relating to a drawdown under the revolving shareholder loan provided to Higas.

Borrowing activities

In March 2025, we entered into a $1.2 billion sale and leaseback agreement with a consortium of established Chinese leasing companies to refinance the existing FLNG Gimi debt facility, subject to third party approval and customary closing conditions. As of June 30, 2025, the third party approval has taken longer than expected. However, this provides us opportunity to explore for potential alternative financing optimization of the FLNG Gimi including a bank facility or secured bonds.

As of June 30, 2025, we were in compliance with all our covenants under our various loan agreements. See note 15 “Debt” in our unaudited condensed consolidated financial statements included herein for additional information.

Security, Debt and Lease Restrictions

Certain of our financing agreements are collateralized by vessel liens. The existing financing agreements impose certain operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, buy-back additional shares in excess of existing allowances or distribute dividends. In addition, lenders may accelerate the maturity of indebtedness under existing financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in our debt agreements. Many of our debt agreements contain certain covenants which require compliance with certain financial ratios. Such ratios include maintaining a positive working capital ratio, a tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, we have agreed to retain at least $50.0 million of cash and cash equivalents on a consolidated basis.

Cash Flows

	Six months ended June 30,
(in thousands of $)	2025	2024
Net cash provided by operating activities	191,899	92,209
Net cash used in investing activities	(342,104)	(124,384)
Net cash provided by/(used in) financing activities	340,924	(117,774)
Net increase/(decrease) in cash and cash equivalents, restricted cash and short-term deposits	190,719	(149,949)
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period	716,582	771,470
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period	907,301	621,521

Operating activities

Our key source of cash is from the operations of the FLNG Hilli and FLNG Gimi. We also generate cash through our vessel management services and FSRU O&M contracts. Our primary uses of cash for operating activities include crew, repairs and maintenance, spares, stores and consumables and insurance costs. Other uses of cash from operating activities include employee compensation and benefits, audit and accounting fees, legal fees, other general corporate costs, project development expenses for ongoing and prospective FLNG initiatives.

Net cash provided by operating activities increased by $99.7 million for the six months ended June 30, 2025, compared to the same period in 2024. This increase was primarily driven by a $121.7 million increase in net pre-COD cash flows from FLNG Gimi, reflecting $92.6 million receipts during the six months ended June 30, 2025, compared to net payments of $29.1 million comprising of $35.0 million in liquidated damages we paid bp partially offset by $5.9 million of pre-COD receipts from bp in the same period of 2024.

Investing activities

Cash used in investing activities primarily reflects expenditures related to FLNG conversion projects, loans to related parties, and payments for acquisition of investments. Conversely, cash provided by investing activities mainly arises from proceeds received through equity subscriptions, disposals of our equity method investments and long-lived assets, as well as repayment of loans to related parties.

For the six months ended June 30, 2025, net cash used in investing activities increased by $217.7 million compared to the same period in 2024. This increase in cash outflows was primarily due to a $336.0 million increase in capital expenditure related to our FLNG conversion projects and $19.3 million of additions to our equity method investments in SESA.

These cash outflows were partially offset by a $81.1 million of cash inflows, comprising of repayment of a loan by a related party, proceeds from the disposals of our equity method investment and long-lived asset and a $62.1 million decrease in cash outflows related to the acquisition of Fuji LNG which was completed in 2024. There were no comparable cash inflows in 2024.

Financing activities

Cash provided by financing activities mainly consists of proceeds from short-term and long-term debt issuances. Conversely, cash used in financing activities consists primarily of repayments of debt, dividend payment and financing costs and repurchases of our common shares.

Net cash provided by financing activities increased by $458.7 million for the six months ended June 30, 2025, compared to the same period in 2024, primarily driven by net proceeds of $564.2 million from the issuance of our 2.75% convertible senior unsecured notes (the “2025 Convertible Bonds”). These cash inflows were partially offset by an $88.5 million increase in treasury share purchases and $23.7 million increase in debt repayments during the six months ended June 30, 2025 compared to the same period in 2024.

13

GOLAR LNG LIMITED

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except per share data)	Notes	Six months ended June 30,
		2025	2024
Liquefaction services revenue		112,200	112,488
Sales-type lease revenue		8,219	—
Vessel management fees and other revenues		16,880	10,830
Time and voyage charter revenues		876	6,330
Total operating revenues	4, 5	138,175	129,648

Vessel operating expenses	4	(60,737)	(60,617)
Administrative expenses	4	(16,059)	(12,927)
Project development expenses	4	(9,088)	(4,338)
Depreciation and amortization		(24,844)	(26,256)
Total operating expenses		(110,728)	(104,138)

Realized and unrealized (loss)/gain on oil and gas derivative instruments	4, 7	(22,370)	56,635
Other operating loss	4, 20	(1,628)	—
Total other operating (losses)/income		(23,998)	56,635

Operating income		3,449	82,145

Other non-operating income	5	29,981	—
Total other non-operating income		29,981	—

Interest income	19, 20	14,522	18,582
(Losses)/gains on derivative instruments, net	8	(10,638)	6,309
Other financial items, net	8	(3,265)	(2,694)
Net financial income		619	22,197

Income before taxes and net income from equity method investments		34,049	104,342
Income tax expense		(618)	(278)
Net income/(loss) from equity method investments	13	10,287	(2,339)
Net income		43,718	101,725

Net income attributable to non-controlling interests		(19,882)	(20,598)
Total net income attributable to non-controlling interests		(19,882)	(20,598)

Net income attributable to stockholders of Golar LNG Limited		23,836	81,127

Basic earnings per share ($)	6	$0.23	$0.78
Diluted earnings per share ($)	6	$0.23	$0.77
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of $)	Notes	Six months ended June 30,
		2025	2024

Net income		43,718	101,725

Other comprehensive income:
Gains/(losses) associated with pensions, net of tax		1,108	(1,251)
Share of equity method investment’s comprehensive income (1)		981	288
Net other comprehensive income/(loss)		2,089	(963)

Comprehensive income		45,807	100,762

Comprehensive income attributable to:

Stockholders of Golar LNG Limited		25,925	80,164
Non-controlling interests		19,882	20,598
Comprehensive income		45,807	100,762
(1) No tax impact for the six months ended June 30, 2025 and 2024.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

		2025	2024
	Notes	June 30,	December 31,
(in thousands of $)		Unaudited	Audited
ASSETS
Current assets
Cash and cash equivalents		783,427	566,384
Restricted cash and short-term deposits	10	109,824	75,579
Trade accounts receivable	19	95,700	29,667
Current portion of net investment in sales-type lease	5	148,896	—
Amounts due from related parties	20	21,637	20,354
Other current assets	11	13,025	47,882
Total current assets		1,172,509	739,866

Non-current assets
Restricted cash	10	14,050	74,619
Equity method investments	13	35,060	43,665
Assets under development	12	874,408	2,261,197
Vessels and equipment, net	4, 12	955,140	1,079,745
Net investment in sales-type lease	5	1,616,846	—
Intangible assets		2,115	2,348
Non-current amounts due from related parties	20	5,924	6,006
Other non-current assets	14	95,371	160,231
Total assets		4,771,423	4,367,677

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	15	(512,045)	(521,282)
Trade accounts payable	19	(82,909)	(198,906)
Accrued expenses	16	(169,840)	(66,071)
Other current liabilities	17	(31,072)	(55,265)
Total current liabilities		(795,866)	(841,524)

Non-current liabilities
Long-term debt	15	(1,436,410)	(930,973)
Other non-current liabilities	18	(253,077)	(225,776)
Total liabilities		(2,485,353)	(1,998,273)

EQUITY
Stockholders’ equity		(1,886,010)	(2,014,151)
Non-controlling interests		(400,060)	(355,253)

Total liabilities and equity		(4,771,423)	(4,367,677)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Notes	Six months ended June 30,
(in thousands of $)		2025	2024
OPERATING ACTIVITIES
Net income		43,718	101,725
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		24,844	26,256
Gain on deemed sale of FLNG Gimi	5	(29,981)	—
Loss on disposal of long-lived asset	4	451	—
Provision for credit loss	4, 20	1,177	—
Amortization of deferred charges and debt guarantees, net		1,971	1,983
Net (income)/loss from equity method investments	13	(10,287)	2,339
Drydocking expenditure paid		—	(1,375)
Compensation cost related to employee stock awards		5,584	4,240
Net foreign exchange losses/(gains)	8	1,138	(460)
Sales-type lease receivable in excess of interest income	4	2,081	—
Change in fair value of derivative instruments (interest rate swaps)	8	11,611	(1,754)
Change in fair value of oil and gas derivative instruments, commodity swaps and amortization of day 1 gains		53,598	7,649
Changes in assets and liabilities:
Trade accounts receivable		(20,966)	4,883
Other current and non-current assets		(3,779)	(39,787)
Amounts due from related parties		462	(185)
Trade accounts payable		3,470	4,910
Accrued expenses		10,083	9,006
Other current and non-current liabilities		96,724	(27,221)
Net cash provided by operating activities		191,899	92,209

INVESTING ACTIVITIES
Additions to assets under development		(424,959)	(88,965)
Additions to equity method investments		(19,268)	—
Loan advanced to related party	20	(798)	—
Proceeds from repayment of loan advanced to related party	20	17,930	—
Proceeds from subscription of equity interest in Gimi MS	9	21,020	27,278
Consideration received for the sale of long-lived asset	4	24,828	—
Proceeds from sale of equity method investments	13	39,143	822
Additions to intangibles		—	(1,393)
Additions to vessels and equipment		—	(62,126)
Net cash used in investing activities		(342,104)	(124,384)

	Notes	Six months ended June 30,
(in thousands of $)		2025	2024

FINANCING ACTIVITIES
Repayments of short-term and long-term debt		(70,048)	(46,317)
Cash dividends paid		(52,330)	(56,708)
Proceeds from exercise of share options		1,808	—
Financing costs paid		(10,781)	(569)
Purchase of treasury shares		(102,725)	(14,180)
Proceeds from long-term debt		575,000	—
Net cash provided by/(used in) financing activities		340,924	(117,774)

Net increase/(decrease) in cash and cash equivalents, restricted cash and short-term deposits		190,719	(149,949)
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period		716,582	771,470
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period		907,301	621,521

Supplemental note to the unaudited consolidated statements of cash flows
The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the unaudited consolidated statements of cash flows:

(in thousands of $)	June 30, 2025	December 31, 2024	June 30, 2024	December 31, 2023
Cash and cash equivalents	783,427	566,384	527,591	679,225
Restricted cash and short-term deposits	109,824	75,579	19,539	18,115
Restricted cash (non-current portion)	14,050	74,619	74,391	74,130
	907,301	716,582	621,521	771,470
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Earnings	Non-Controlling Interest	Total Equity
Balance at December 31, 2023 (Audited)	104,578	1,691,128	200,000	(5,072)	77,035	534,774	2,602,443
Net income	—	—	—	—	81,127	20,598	101,725
Dividends	—	—	—	—	(51,971)	(4,737)	(56,708)
Exercise of share options	17	325	—	—	—	—	342
Employee stock compensation	—	4,174	—	—	—	—	4,174
Forfeiture of employee stock compensation	—	(102)	—	—	—	—	(102)
Restricted stock units	87	(87)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	—	—	—	27,278	27,278
Repurchase and cancellation of treasury shares	(679)	—	—	—	(13,501)	—	(14,180)
Other comprehensive loss	—	—	—	(963)	—	—	(963)
Balance at June 30, 2024	104,003	1,695,438	200,000	(6,035)	92,690	577,913	2,664,009

(in thousands of $)	Share Capital	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Earnings/ (Losses)	Non-Controlling Interest	Total Equity
Balance at December 31, 2024 (Audited)	104,535	1,705,093	200,000	(5,743)	10,266	355,253	2,369,404
Net income	—	—	—	—	23,836	19,882	43,718
Dividends	—	—	—	—	(52,330)	—	(52,330)
Exercise of share options	139	1,669	—	—	—	—	1,808
Employee stock compensation	—	5,497	—	—	—	—	5,497
Forfeiture of employee stock compensation	—	(45)	—	—	—	—	(45)
Restricted stock units	101	(101)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	—	—	—	21,020	21,020
Repurchase and cancellation of treasury shares (note 15)	(2,500)	—	—	—	(100,225)	—	(102,725)
Other comprehensive income	—	—	—	2,089	—	—	2,089
Reacquisition of common units of Hilli LLC (3)	—	—	—	—	(6,271)	3,905	(2,366)
Balance at June 30, 2025	102,275	1,712,113	200,000	(3,654)	(124,724)	400,060	2,286,070

(1) Contributed Surplus is “capital” that can be returned to stockholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

(2) As at June 30, 2025 and 2024, our accumulated other comprehensive loss consisted of (i) $2.8 million and $5.0 million losses in relation to our pension and post-retirement benefit plan and (ii) $0.9 million and $1.0 million for our share of equity method investment’s comprehensive losses, respectively.

(3) This relates to the receipt of waived dividend distribution in relation to the repurchases of the minority interests in Hilli LLC.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001. Golar is listed on the Nasdaq under the ticker symbol: “GLNG”.

We design, construct, own and operate marine infrastructure for the liquefaction of natural gas and are the leading provider of floating liquefaction natural gas (“FLNG”) as a service to gas resource owners. We provide market leading FLNG operations and focus our balance sheet flexibility to maximize shareholder returns through accretive FLNG projects. We offer gas resource holders a proven, quick and low-cost solution to monetize stranded gas reserves. Our industry leading FLNG operational track record and FLNG growth prospects allow gas resource holders, developers and customers a low-cost, low-risk, quick-delivering solution for natural gas liquefaction.

As of June 30, 2025, our fleet consisted of two operational FLNG vessels:
•FLNG Hilli Episeyo (the “FLNG Hilli”), operating offshore Cameroon, FLNG Hilli remains under contract until July 2026. In May 2025, we finalized agreements with Southern Energy S.A. (“SESA”) for a 20-year charter commencing in 2027. The SESA agreements have achieved final investment decision (“FID”), with all conditions precedent fulfilled. SESA is a joint venture which will oversee gas procurement, operations, and liquified natural gas (“LNG”) sales from Argentina; and
•FLNG Gimi (the “FLNG Gimi”), which successfully achieved Commercial Operations Date (“COD”) in June 2025, and commenced its 20-year Lease and Operate Agreement (“LOA”) offshore Mauritania and Senegal. This milestone marks a significant expansion of our FLNG capacity and the continued execution of our long-term growth strategy.
Our third FLNG unit (the “MKII FLNG”) is currently under development pursuant to an Engineering, Procurement, and Construction (“EPC”) contract with CIMC Raffles (“CIMC”). In May 2025, we entered into definitive agreements with SESA for a 20-year charter of the converted MKII FLNG unit, targeted to begin upon COD in 2028. In August 2025, these definitive agreements reached FID but remain subject to conditions precedent, including environmental approvals and export license, expected to be fulfilled in Q4 2025.
As used herein and unless otherwise required by the context, the terms “Golar”, the “Company”, “we”, “our”, “us” and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

Going concern

The unaudited condensed consolidated financial statements have been prepared on a going concern basis.

The Company’s entry into the MKII FLNG EPC agreement with CIMC along with the final investment decision and satisfaction of conditions precedent of the FLNG Hilli’s 20-year redeployment in Argentina, has led to significant capital expenditure commitments through to 2028, including commitments falling due within the Company’s going concern period.

To ensure we can meet our liquidity requirements and fulfill all our obligations as they come due, management approved a cash flow forecast through twelve months from the date of these financial statements. This forecast incorporates assumptions regarding the timing and magnitude of our operating expenses, capital expenditures and expected operating cash inflows.

In order to secure the necessary liquidity to meet these anticipated capital commitments, we are actively exploring debt optimization opportunities across our FLNG assets. Additionally, subject to favorable market and economic conditions, we are considering the issuance of new corporate debt and refinancing of existing debts. The strong fundamentals of our FLNG assets, including the long-term contracted cash flows and favorable leverage metrics, enhance our confidence in successfully executing one or more of these liquidity-enhancing initiatives.

If we are unable to raise capital through the aforementioned initiatives, management’s plan is to terminate the MKII FLNG conversion project in order to significantly reduce our capital expenditures during the going concern period. The decision to terminate the MKII FLNG conversion project would have to occur prior to the satisfaction of the conditions precedent on the MKII FLNG definitive agreements with SESA, which is expected in Q4 2025, to allow the Company to have sufficient liquidity to meet its obligations throughout the period of twelve months from the date of these financial statements.

2.    ACCOUNTING POLICIES

Basis of accounting

These unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These unaudited condensed consolidated financial statements do not include all of the disclosures required under U.S. GAAP in annual consolidated financial statements, and should be read in conjunction with our audited consolidated annual financial statements for the year ended December 31, 2024, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on March 27, 2025.

Significant accounting policies

The accounting policies adopted in the preparation of these unaudited condensed consolidated financial statements for the six months ended June 30, 2025 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2024, except for those disclosed in note 3.

Lease accounting (lessor)

Contracts relating to our FLNG assets, can take various forms including leases and operating and maintenance service agreements. At the inception of each contract, we assess whether the arrangement contains a lease by determining whether, throughout the period of use, the counterparty has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset and (ii) the right to direct the use of that identified asset. Contracts conveying both rights are accounted for as leases; contracts that do not convey both rights are accounted for as revenue arrangements with customers.

Lease accounting commences when the underlying asset is made available for use by the lessee. If the contract includes specific acceptance testing conditions, commencement does not occur until those tests are successfully completed. For contracts determined to contain a lease, we assess the lease classification at commencement.

A lease is classified as a sales‑type lease for a lessor if any of the following conditions are met at lease commencement:

•ownership of the asset transfers to the lessee at the end of the lease term;
•the lease grants the lessee an option to purchase the asset that is reasonably certain to be exercised;
•the lease term is for a major part of the remaining economic life of the asset, excluding leases that commence during the last 25% of the asset’s life;
•the present value of the lease payments and any residual value guarantees equals or exceeds substantially all of the fair value of the underlying asset; or
•the underlying asset is of such a specialized nature that it is not expected to have an alternative use to us at the end of the lease term.

If none of these criteria are met, the lease is classified as an operating lease. If at least one criterion is met but collectability of lease payments and any residual value guarantee is not probable, or if the present value of the lease payments and any residual value guarantees equals or exceeds substantially all of the fair value of the asset but none of the other sales‑type criteria are met, the lease is classified as a direct financing lease. We reassess lease classification only if the lease is modified and the modification is accounted for as a separate contract.

For sales-type leases, we recognize the interest income component of the net investment in the lease as “Sales-type lease revenue” within operating revenues on our consolidated statements of operations, rather than reporting it as interest income under “Other financial items”. This presentation reflects the integrated nature of our FLNG lease and operate model, which combines long-term infrastructure leasing with continuous service obligations. Given that these lease and operate arrangements are core to our business strategy and represent a primary driver of recurring revenues and value creation, we believe this classification within operating revenue provides users of our financial statements with more meaningful insight into the performance of our primary business activities.

Where a contract includes both lease and non‑lease components, we allocate the total consideration using the relative standalone selling price method in accordance with ASC 842 and ASC 606. The lease component generally reflects the right to use the FLNG asset, while the non‑lease component includes operations and maintenance services provided over the term of the contract. The standalone selling prices of each component are determined using valuation models and management estimates, which reflect the nature and commercial intent of the arrangement.

Convertible debt instruments

We evaluate whether convertible debt instruments contain any embedded features requiring bifurcation, such as conversion options, make-whole provisions, redemption or put features. Features meeting the definition of a derivative are further evaluated for eligibility for the scope exception under ASC 815-10-15-74(a), which requires the conversion feature to be indexed to the entity’s own stock and eligible for equity classification. If both criteria are met, the embedded feature is not bifurcated and remains part of the host debt instrument. In such case, the entire gross proceeds of a convertible debt instrument is allocated to the host debt liability, measured at amortized cost with no bifurcation of the conversion option.

Contingencies

We may, from time to time, be involved in various legal proceedings, claims, lawsuits and complaints that arise in the ordinary course of business. We will recognize a contingent liability in our unaudited condensed consolidated financial statements if the contingency has occurred at the balance sheet date and where we believe that the likelihood of loss was probable and the amount can be reasonably estimated. If we determine that the reasonable estimate of the loss is a range and there is no best estimate within the range, we will recognize the lower amount within the range. A contingent gain is only recognized when the amount is considered realized or realizable. Legal costs are expensed as incurred.

Use of estimates

The preparation of our unaudited condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. We base our estimates, judgments and assumptions on our historical experience and on information that we believe to be reasonable under the circumstances at the time they are made. Estimates and assumptions about future events and their effects cannot be perceived with certainty and these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from these estimates. Estimates are used for, but are not limited to, determining the recoverability of our vessels and asset under development and the valuation of our oil and gas derivative instruments. In assessing the recoverability of our vessels and assets under development carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual values, hire rates, vessel operating expenses including redeployment costs and drydocking requirements.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In August 2023, the FASB issued 2023-05 Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement. This update removes diversity in practice and requires certain joint ventures, upon formation, to apply a new basis of accounting consistent with ASC 805 Business Combinations in the joint venturer’s separate financial statements. This does not affect GLNG's existing accounting policies or financial statements. This may affect GLNG indirectly going forward via the impact on balance sheet values in the separate books of any newly formed equity method investees.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of June 30, 2025:

Standard	Description	Date of Adoption	Effect on our unaudited Consolidated Financial Statements or Other Significant Matters
ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures	These amendments enhance disclosures relating to income taxes, including the income tax rate reconciliation and information related to income taxes paid.	December 31, 2025	We are assessing the impact of this ASU. Upon adoption, if material, the impact will be limited to additional disclosure requirements in our annual financial statements in 2025.
ASU 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)
                                               ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date
	This requires disaggregated disclosure of income statement expenses for public business entities (PBEs). The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements.	January 1, 2027	We are still assessing the impact of this ASU.
ASU 2024-04 Debt—Debt with Conversion and Other Options (Subtopic 470-20)	On November 26, 2024, the FASB issued ASU 2024-04,1 which amends ASC 470-202 to clarify the requirements related to accounting for the settlement of a debt instrument as an induced conversion.	January 1, 2026	We are still assessing the impact of this ASU.
ASU 2025-03 - Business Combinations (Topic 805) and Consolidation (Topic 810) - Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity
Under the new ASU, entities are required to consider the factors in ASC 805 in determining the accounting acquirer when the acquisition of a VIE that is a business is primarily effected by the exchange of equity interests. However, the ASU does not change the rule for acquisitions of VIEs that are not a business.

		January 1, 2027	We are still assessing the impact of this ASU.
ASU 2025-04 - Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606) Clarifications to Share-Based Consideration Payable to a Customer
On May 15, 2025, the FASB issued ASU 2025-04, which clarifies the guidance in both ASC 606 and ASC 718 on the accounting for share-based payment awards that are granted by an entity as consideration payable to its customer. The ASU is intended to reduce diversity in practice and improve existing guidance, primarily by revising the definition of a “performance condition” and eliminating a forfeiture policy election for service conditions associated with share-based consideration payable to a customer.
		January 1, 2027	We are still assessing the impact of this ASU.
ASU 2025-05 - Financial Instruments - Credit Losses - Measurement of Credit Losses for Accounts Receivable and Contract Assets
The amendments in this Update provide all entities with a practical expedient when estimating expected credit losses. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset.
		January 1, 2026	We are still assessing the impact of this ASU.

4.    SEGMENT INFORMATION

In January 2025, our LNG carrier Fuji LNG completed its final cargo delivery under a short-term contract and entered the shipyard in early February 2025 to begin conversion into a MKII FLNG. In March 2025, we finalized the sale of our remaining LNG carrier, the Golar Arctic. These key milestones marked our exit from shipping operations. Accordingly, starting in the first quarter of 2025, we no longer classify Shipping as a reportable segment. All associated legacy shipping activities have been included within the broader Corporate and other segment with retrospective effect.

In June 2025, FLNG Gimi achieved its COD under its 20-year customer contract, which comprises both lease and non-lease components (note 5), marking a significant milestone in the expansion of our FLNG segment and earnings base.

Consequently, we determined that we provide two distinct services and operate in the following two reportable segments: “FLNG” and “Corporate and other” and our key performance indicator is Adjusted EBITDA.

A reconciliation of net income to Adjusted EBITDA for the six months ended June 30, 2025 and 2024 is as follows:

(in thousands of $)	2025	2024
Net income	43,718	101,725
Income tax expense	618	278
Income before income tax	44,336	102,003
Depreciation and amortization	24,844	26,256
Unrealized loss on oil and gas derivative instruments (note 7)	59,817	13,902
Other non-operating income, net (note 5)	(29,981)	—
Interest income	(14,522)	(18,582)
Losses/(gains) on derivative instruments, net (note 8)	10,638	(6,309)
Other financial items, net (note 8)	3,265	2,694
Net (income)/losses from equity method investments (note 13)	(10,287)	2,339
Sales-type lease receivable in excess of interest income (7)	2,081	—
Adjusted EBITDA	90,191	122,303

Our two distinct reportable segments are as follows:
•FLNG – This segment includes the operations of our FLNG vessels and projects. We convert LNG carriers into FLNG vessels or build new FLNG vessels and subsequently contract them to third parties. We currently have two operational FLNGs, the FLNG Hilli and the FLNG Gimi. We also have one FLNG undergoing conversion, the MKII FLNG (note 12).
•Corporate and other – This segment includes our legacy shipping segment activities, vessel management, floating storage and regasification unit services for third parties, LNG carrier transportation operations, administrative services to affiliates and third parties, our corporate overhead costs and other strategic investments.

	Six months ended June 30, 2025
(in thousands of $)	FLNG	Corporate and other (1)	Total Segment Reporting	Elimination (7)	Consolidated Reporting
Statement of Operations:
Liquefaction services revenue	112,200	—	112,200	—	112,200
Sales-type lease revenue	8,219	—	8,219	—	8,219
Vessel management fees and other revenues	4,381	12,499	16,880	—	16,880
Time and voyage charter revenues	—	876	876	—	876
Total operating revenues (note 5)	124,800	13,375	138,175	—	138,175
Vessel operating expenses (2)	(45,257)	(15,480)	(60,737)	—	(60,737)
Administrative expenses (3)	(648)	(15,411)	(16,059)	—	(16,059)
Project development expenses (4)	(6,513)	(2,575)	(9,088)	—	(9,088)
Realized gain on oil and gas derivative instruments, net (note 7)	37,447	—	37,447	—	37,447
Other operating loss (5) (6)	—	(1,628)	(1,628)	—	(1,628)
Sales-type lease receivable in excess of interest income (7)	2,081	—	2,081	(2,081)	—
Adjusted EBITDA	111,910	(21,719)	90,191	(2,081)	88,110

Net income from equity method investments (note 13)	—	10,287	10,287	—	10,287

Balance Sheet:	June 30, 2025
(in thousands of $)	FLNG	Corporate and other (1)	Total assets
Total assets	3,977,509	793,914	4,771,423
Equity method investments (note 13)	19,271	15,789	35,060

	Six months ended June 30, 2024
(in thousands of $)	FLNG	Corporate and other (1)	Total
Statement of Operations:
Liquefaction services revenue	112,488	—	112,488
Vessel management fees and other revenues	—	10,830	10,830
Time and voyage charter revenues	—	6,330	6,330
Total operating revenues (note 5)	112,488	17,160	129,648
Vessel operating expenses (2)	(41,549)	(19,068)	(60,617)
Administrative expenses (3)	(437)	(12,490)	(12,927)
Project development expenses (4)	(2,385)	(1,953)	(4,338)
Realized gain on oil and gas derivative instruments, net (note 7)	70,537	—	70,537
Adjusted EBITDA	138,654	(16,351)	122,303

Net loss from equity method investments (note 13)	—	(2,339)	(2,339)

Balance Sheet:	December 31, 2024
(in thousands of $)	FLNG	Corporate and other (1)	Total assets
Total assets	3,623,417	744,260	4,367,677
Equity method investments (note 13)	—	43,665	43,665
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.
(2) Includes crew, repairs and maintenance, spares, stores and consumables and insurance costs.
(3) Includes employee compensation and benefits, audit and accounting fees, legal fees and other corporate costs, which are managed centrally under our “Corporate and other” segment.
(4) Includes costs incurred for early-stage development activities, feasibility studies, and business development efforts for projects not yet at FID stage. In May 2025, we entered into a Front-End Engineering Design (“FEED”) study agreement for the potential development of a Mark III FLNG unit.
(5) In March 2025, we completed the sale of our remaining LNG carrier, the Golar Arctic including its unused fuel onboard for a net consideration of $24.8 million resulting in a loss on disposal of $0.5 million recognized in “Other Operating loss” in the unaudited consolidated statement of operations.
(6) As of June 30, 2025, management evaluated the expected credit losses related to its shareholder loan to Higas Holdings Limited (“Higas”) (note 20). Based on our assessment of Higas’ financial condition and the continued uncertainty regarding Higas’ potential inclusion to Sardinia’s regulatory framework as of the reporting date, an allowance for credit losses of $1.1 million was recognized within “Other operating loss” in the unaudited consolidated statements of operations.
(7) Amounts recognized as revenue is analogous to the interest income component earned, while the principal amortization is treated as a reduction to the lease receivable balance presented in “Net investment in sales-type lease” in the unaudited consolidated balance sheet. Represents the lease receivable principal amortization component of the total amounts invoiced under the FLNG Gimi sales-type lease which commenced in June 2025. We included the total invoiced amounts comprising both interest income and principal repayment in our FLNG Adjusted EBITDA to reflect the total cash earnings and economic performance of the FLNG Gimi (note 5.2). This amount is eliminated from the unaudited consolidated statements of operations in accordance with U.S. GAAP.

5.    REVENUE

The following table presents our revenue for the six months ended June 30, 2025 and 2024.

	Six months ended June 30,
(in thousands of $)	2025	2024
Liquefaction services revenue (note 5.1)	112,200	112,488
Sales-type lease revenue (note 5.2)	8,219	—
Vessel management fees and other revenues (note 5.1)	16,880	10,830
Time and voyage charter revenues (note 5.2)	876	6,330
Total operating revenues	138,175	129,648

5.1 Revenue from contracts with customers

The following table represents a disaggregation of revenue earned from contracts with external customers for the six months ended June 30, 2025 and 2024. Revenue from liquefaction services is included within the “FLNG” segment. Vessel management fees and other revenues are included within both the “FLNG” and “Corporate and other” segments, depending on the nature of the service provided.

	Six months ended June 30,
(in thousands of $)	2025	2024
Base tolling fee (1)	101,348	102,251
Amortization of Day 1 gains (2)	6,219	6,253
Incremental base tolling fee (3)	2,478	2,500
Amortization of deferred commissioning period revenue (4)	2,043	2,054
Other	112	(570)

	Six months ended June 30,
(in thousands of $)	2025	2024
Liquefaction services revenue	112,200	112,488

Management fees revenue (5)	12,271	10,617
FLNG Operation and Maintenance Agreement (“O&M”) service revenue (6)	4,309	—
Amortization of deferred pre-COD cash flows (7)	96	—
Other	204	213
Vessel management fees and other revenues	16,880	10,830
(1) The liquefaction tolling agreement (the “LTA”) entered into in connection with the FLNG Hilli bills at a base rate when the oil prices are at or below $60 per barrel, with an increased rate when prices exceed $60 per barrel. The oil price above the base rate is recognized as a derivative and included in “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the unaudited consolidated statements of operations (note 7).

(2) Day 1 gains result from amount established on the initial recognition of the FLNG Hilli’s oil derivative instrument embedded in the LTA and the FLNG Hilli’s gas derivative instruments pursuant to the third amendment to the LTA (“LTA Amendment 3”) (notes 17 and 18). These amounts were deferred on initial recognition and amortized evenly over the contract term.

(3) In 2021, we entered into LTA Amendment 3 to increase the FLNG Hilli's annual contracted capacity by 0.2 million tonnes for 2022. In July 2022, Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”), (together, the “Customer”) exercised its option for an additional 0.2 million tonnes (out of 0.4 million tonnes) from January 2023 until the end of the LTA, increasing the annual base capacity to 1.4 million tonnes. The tolling fee is linked to Dutch Title Transfer Facility (“TTF”) and the Euro/U.S. Dollar foreign exchange movements. The contractual floor rate is recognized in “Liquefaction services revenue” and the tolling fee above the contractual floor rate is recognized as a derivative in “Realized and unrealized (loss)/gain on oil and gas derivative instruments,” in the unaudited consolidated statements of operations (note 7).

(4) Customer billing during the commissioning period of the FLNG Hilli, prior to vessel acceptance and commencement of the LTA was deferred (notes 17 and 18) and recognized evenly over the contract term.

(5) Comprised of revenue earned from various ship management, administrative and vessel O&M services we provide to external customers.

(6) The LOA, contains both a lease component (the use of the FLNG Gimi) and a non-lease component (the O&M services). The total contract consideration is allocated between the lease and non-lease components based on their relative stand-alone selling prices determined at commencement date of the LOA. The non-lease component is recognized over time based on the value of services rendered during each billing period in accordance with the terms of the contract.

(7) In August 2024, we and bp agreed to a series of pre-COD payments to address project delays and align on commissioning milestones. Following COD in June 2025, the non-lease component of the pre-COD cash flows amounting to $36.8 million and was deferred and classified within “Other current liabilities” and “Other non-current liabilities” on our unaudited consolidated balance sheet (notes 17 and 18) which will be recognized to income evenly over the term of the LOA.

Contract assets and liabilities

The following table represents our contract assets and liabilities balances as of:

(in thousands of $)	June 30, 2025	December 31, 2024
Contract assets	23,477	19,696

Current contract liabilities	(6,064)	(4,220)
Non-current contract liabilities	(35,078)	(2,145)
Total contract liabilities (1)	(41,142)	(6,365)

The movement of our contract liabilities are as follows:

(in thousands of $)	June 30, 2025	December 31, 2024
Opening contract liability balance	(6,365)	(10,496)
Deferral of revenue	(36,916)	—
Recognition of unearned revenue	2,139	4,131
Closing contract liability balance (1)	(41,142)	(6,365)
(1) As of June 30, 2025, “Total contract liabilities” are comprised of:
•deferred pre-COD cash flows in relation to the FLNG Gimi LOA amounting to $36.8 million (December 31, 2024: $nil) (note 17 and 18). We expect to recognize vessel management fee and other revenue evenly over the remaining LOA contract term of 20 years; and
•deferred commissioning revenue in relation to the FLNG Hilli of $4.3 million (December 31, 2024: $6.4 million) (note 17 and 18). We expect to recognize liquefaction services revenue related to the partially unsatisfied performance obligation at the reporting date evenly over the remaining LTA contract term of 1.1 years.
5.2 Lease revenues

Our lease revenue includes income from both sales-type leases and operating leases based on the classification of each arrangement at lease commencement.

5.2.1 FLNG Gimi Sales-type lease

On June 12, 2025, the FLNG Gimi achieved COD, triggering the commencement of the 20-year lease term with bp under the LOA.

Upon lease commencement, the FLNG Gimi asset under development of $1,823.7 million (note 12) and the lease component of the net pre-COD cash flow amounting to $86.1 million (note 17) previously recognized under other current liabilities were derecognized and a corresponding “Net investment in sales-type lease” of $1,767.5 million was recognized on the unaudited consolidated balance sheet. The Net investment in sales-type lease comprised of the present value of expected lease payments and the unguaranteed residual value of the FLNG Gimi at the end of the LOA term. The deemed sale of the FLNG Gimi resulted in a $30.0 million gain, presented in “Other non-operating income” on the unaudited consolidated statement of operations for the six-month period ended June 30, 2025.

5.2.2 Time and voyage charter revenues

We also generate lease revenue from our legacy time and voyage charter arrangements which qualify as operating leases and are recognized on a straight-line basis over the lease term or as the service is rendered, depending on the specific terms of each charter.

The following table presents a disaggregation of lease revenues during the six months ended June 30, 2025 and 2024. Sales-type lease revenue is included under our “FLNG” segment while time and voyage charter revenues are under our “Corporate and other” segment.

	Six months ended June 30,
(in thousands of $)	2025	2024
Sales-type lease revenue (1)	5,899
Variable sales-type lease revenue (2)	1,845	—
Accretion of unguaranteed residual value (3)	303	—
Other	172	—
Sales-type lease revenue	8,219	—

Operating lease revenue	596	3,581
Variable operating lease revenue (4)	280	2,749
Time and voyage charter revenues	876	6,330

(1) Relates to the interest income recognized on the net investment in the sales-type lease for FLNG Gimi, calculated using the rate implicit in the lease.
(2) Comprised of variable consideration of the lease including overproduction, underutilization, and other operational adjustments invoiced during the period. Variable lease revenue may fluctuate period to period depending on vessel availability and performance under the LOA.
(3) Relates to the periodic accretion in the present value of the unguaranteed residual value of FLNG Gimi, recognized over the lease term using the effective interest method.
(4) Comprised of variable consideration of the lease including ballast and positioning bonus, which are excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.

Maturity analysis of the Net investment in sales-type lease

The minimum future revenues included below are based on the fixed components and do not include variable or contingent revenue.

Pursuant to the LOA, bp holds certain termination rights that are subject to defined conditions and are not unilateral. Based on management’s assessment of the contractual framework and current commercial and operational circumstances, it is not reasonably expected that these termination rights will be exercised. Accordingly, the lease term has been determined to be 20 years, and the maturity analysis has been prepared on that basis.

(in thousands of $)
2025 (1)	73,714
2026	153,300
2027	153,300
2028	153,720
2029	153,300
2030 and thereafter	2,369,640
Total minimum lease receivable	3,056,974
Unguaranteed residual value	332,400
Gross investment in sales-type lease	3,389,374
Less: unearned interest income	(1,623,632)
Net investment in sales-type lease as of June 30, 2025	1,765,742
Less: current portion of net investment in sales-type lease	(148,896)
Non-current portion of net investment in sales-type lease	1,616,846
(1) For the six months ending December 31, 2025.

6.    EARNINGS PER SHARE

Basic earnings per share “EPS” is calculated with reference to the weighted average number of common shares outstanding during the period.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Six months ended June 30,
(in thousands of $)	2025	2024
Net income net of non-controlling interests - basic and diluted	23,836	81,127

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Six months ended June 30,
(in thousands of $)	2025	2024
Basic:
Weighted average number of common shares outstanding	104,655	104,278

Dilutive:
Dilutive impact of share options and RSUs	807	724
Dilutive impact of 2025 Convertible Bonds (1)	55	—
Weighted average number of common shares outstanding	105,517	105,002

EPS are as follows:

	Six months ended June 30,
	2025	2024
Basic earnings per share ($)	$0.23	$0.78
Diluted earnings per share ($)	$0.23	$0.77
(1) On June 30, 2025, we issued $575 million of 2.75% convertible senior unsecured notes (the “2025 Convertible Bonds”), maturing December 15, 2030. The initial conversion rate is 17.3834 common shares per $1,000 principal amount of the bonds, equivalent to conversion price of approximately $57.53 per common share. The time-weighted potential dilutive impact of the issuance has been reflected above.

7. REALIZED AND UNREALIZED (LOSS)/GAIN ON OIL AND GAS DERIVATIVE INSTRUMENTS

The realized and unrealized (loss)/gain on the oil and gas derivative instruments is comprised of the following:

	Six months ended June 30,
	2025	2024
Realized gain on FLNG Hilli’s oil derivative instrument	21,249	36,656
Realized gain on FLNG Hilli’s gas derivative instrument	16,198	9,162
Realized mark-to-market (“MTM”) adjustment on commodity swap derivatives (1)	—	24,719
Realized gain on oil and gas derivative instruments	37,447	70,537

Unrealized (loss)/gain on FLNG Hilli’s oil derivative instrument (note 14)	(39,450)	15,092
Unrealized loss on FLNG Hilli’s gas derivative instrument (note 14)	(20,367)	(5,294)
Unrealized MTM adjustment on commodity swap derivatives (1)	—	(23,700)
Unrealized loss on oil and gas derivative instruments	(59,817)	(13,902)

Realized and unrealized (loss)/gain on oil and gas derivative instruments	(22,370)	56,635
(1) The commodity swaps entered into to hedge our exposure to the Dutch Title Transfer Facility (“TTF”) linked earnings on the FLNG Hilli matured as of December 31, 2024. During the six months ended June 30, 2025, we had not entered into any commodity swap derivatives.
The realized (loss)/gain on oil and gas derivative instruments results from monthly billings above the FLNG Hilli base tolling fee and the incremental capacity increase pursuant to respective LTA amendments, whereas the unrealized gain/(loss) on oil and gas derivative instruments results from movements in forecasted oil and natural gas prices and Euro/U.S. Dollar exchange rates.

8.     (LOSS)/GAIN ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

(Loss)/gain on derivative instruments, net are comprised of the following:

(in thousands of $)	Six months ended June 30,
	2025	2024
Unrealized MTM adjustment for interest rate swap (“IRS”) derivatives	(11,611)	1,754
Net interest income on undesignated IRS derivatives	973	4,555
(Losses)/gains on derivative instruments, net	(10,638)	6,309

Other financial items, net is comprised of the following:

(in thousands of $)	Six months ended June 30,
	2025	2024
Financing arrangement fees and other related costs (1)	(2,064)	(3,768)
Foreign exchange loss on operations	(1,138)	460
Amortization of debt guarantees	106	827
Others	(169)	(213)
Other financial items, net	(3,265)	(2,694)
(1) Included within “Financing arrangement fees and other related costs” for the six months ended June 30, 2024 is $3.7 million true-up of financial charges incurred by the FLNG Hilli's lessor VIE.

9.     VARIABLE INTEREST ENTITIES (“VIEs”)

9.1 Lessor VIE

As of June 30, 2025 and December 31, 2024, we leased one vessel from CSSC (Hong Kong) Shipping Entity Limited (“CSSC entity”) as part of a sale and leaseback agreement. The CSSC entity is a wholly-owned, special purpose vehicle. We sold our vessel, the FLNG Hilli and then subsequently leased back the vessel on a bareboat charter. We have an option to repurchase the vessel at a fixed predetermined amount during its charter period and an obligation to repurchase the vessel at the end of the vessel’s lease period.

A summary of our payment obligations (excluding the repurchase option and obligation) under the bareboat charter with the lessor VIE as of June 30, 2025, is shown below:

(in thousands of $)	2025 (1)	2026	2027	2028	2029	2030+
Hilli (2)	39,595	77,274	74,388	71,332	68,361	201,739
(1) For the six months ending December 31, 2025.

(2) The payment obligations above include contractual capital and variable rental payments due under the lease.

The assets and liabilities of the lessor VIE that most significantly impact our unaudited consolidated balance sheet as of June 30, 2025 and December 31, 2024, are as follows:

(in thousands of $)	June 30, 2025	December 31, 2024
Assets
Restricted cash and short-term deposits	16,466	17,472

(in thousands of $)	June 30, 2025	December 31, 2024

Liabilities
Accrued expenses	(17,011)	(12,244)
Other current liabilities (note 17)	(184,000)	(184,000)
Debt:
Current portion of long-term debt and short-term debt	(267,985)	(278,551)
Long-term debt	(3,328)	(33,432)
Total debt	(271,313)	(311,983)
(1) Where applicable, these balances are net of deferred finance charges.
The most significant impact of the lessor VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the six months ended June 30, 2025 and 2024 are as follows:

(in thousands of $)	2025	2024
Statement of operations
Other financial items, net (note 8)	1,216	3,749
Interest expense	7,730	10,381

Statement of cash flows
Net debt repayments	(40,882)	(42,670)

9.2    Golar Hilli LLC

On December 23, 2024, we repurchased all remaining non-controlling interest in Hilli LLC, acquiring 134 Hilli Common Units, 268 Series A Special Units and 268 Series B Special Units from affiliates of Seatrium Limited (“Seatrium”, formerly known as Keppel Shipyard Limited) and Black & Veatch Corporation (“B&V”). Following our 100% ownership of Hilli LLC, the entity ceased to be a VIE but we continue to consolidate as a Voting Interest Entity.
Summarized financial information of Hilli LLC

The most significant impact of the lessor VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the six months ended June 30, 2024 are as follows:

(in thousands of $)	2024
Statement of operations
Liquefaction services revenue	112,488
Realized and unrealized gain/(loss) on oil and gas derivative instruments	56,635

Statement of cash flows
Net debt repayments	(42,670)
Cash dividends paid	(4,737)

9.3    Gimi MS Corporation

Following the closing of the sale of 30% of the common shares of Gimi MS to First FLNG Holdings (“FFH”) in April 2019, we determined that (i) Gimi MS is a VIE and (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Gimi. Thus, Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impact our unaudited consolidated balance sheets are as follows:

(in thousands of $)	June 30, 2025	December 31, 2024
Balance sheet
Current assets	203,896	139,911
Non-current assets	1,766,641	1,795,646
Current liabilities	(125,058)	(186,149)
Non-current liabilities	(611,353)	(602,819)

The most significant impact of Gimi MS VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the six months ended June 30, 2025 and 2024 are as follows:

	Six months ended June 30,
(in thousands of $)	2025	2024
Statement of operations
Sales-type lease revenue	5,682	—
Vessel management fees and other revenues	3,293	—
Other non-operating income	29,981	—

Statement of cash flows
Additions to asset under development	152,583	88,965
Capitalized financing costs	—	(569)
Net debt repayments	(29,167)	—
Proceeds from subscription of equity interest	21,020	27,278

10.     RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	June 30, 2025	December 31, 2024
Restricted cash in relation to the FLNG Gimi (1)	93,351	58,107
Restricted cash and short-term deposits held by lessor VIE (2)	16,466	17,472
Restricted cash relating to the LNG Hrvatska O&M Agreement (3)	12,987	12,715
Restricted cash relating to office lease	1,070	949
Restricted cash in relation to the FLNG Hilli (4)	—	60,955
Total restricted cash and short-term deposits	123,874	150,198
Less: Amounts included in current restricted cash and short-term deposits	(109,824)	(75,579)
Non-current restricted cash	14,050	74,619
(1) Under the terms of the Gimi facility, pre-commissioning contractual cash flows are classified as restricted as it could be utilized only for debt service prior to COD. Following COD, the Gimi earnings account cash balance remains restricted pursuant to contractual release mechanism.
(2) These are amounts held by lessor VIE that we are required to consolidate under U.S. GAAP into our financial statements (note 9).
(3) In connection with the LNG Hrvatska O&M Agreement, we are required to maintain two performance guarantees, one in the amount of $10.7 million (€9.1 million) and one in the amount of $1.3 million, both of which will remain restricted, inclusive of accrued interest, throughout the 10-year term until December 2030.
(4) In November 2015, we provided cash collateral to support a $400.0 million letter of credit (“LC”) issued by a financial institution as a performance guarantee under the LTA with Perenco and S&H. Over time, the LC and related cash collateral were subject to a stepped reduction based on the operational performance of FLNG Hilli. Although the cash collateral was originally expected to remain until the end of the LTA term, in June 2025, we agreed with the financial institution to release the cash collateral to the LC.

11.    OTHER CURRENT ASSETS

Other current assets consist of the following:

(in thousands of $)	June 30, 2025	December 31, 2024
Prepaid expenses	3,730	2,939
Interest receivable from money market deposits and bank accounts (note 19)	1,962	2,053
Receivable from IRS derivatives	1,415	1,745
Inventories	870	2,077
MTM asset on IRS derivatives (note 19)	—	422
Other (1)	5,048	38,646
Other current assets	13,025	47,882
(1) Included in “Other” are receivables from bp of $nil and $31.6 million, as of June 30, 2025 and December 31, 2024, respectively. Following the COD of FLNG Gimi, these receivables were reclassified from “Other current assets” to “Trade receivables”. Also included in “Other” at December 31, 2024 was $2.4 million in waived dividends related to the acquisition of the non-controlling interest in FLNG Hilli, which was released in February 2025.

12.    ASSETS UNDER DEVELOPMENT

	June 30, 2025			December 31, 2024
(in thousands of $)	FLNG Gimi	MKII FLNG	Total	FLNG Gimi	MKII FLNG	Total
Opening balance	1,762,632	498,565	2,261,197	1,562,828	—	1,562,828
Transferred from other non-current assets	—	—	—	—	255,289	255,289
Transferred from vessels and equipment, net	—	76,270	76,270	—	—	—
Additions	65,381	284,639	350,020	109,130	238,079	347,209
Interest costs capitalized	38,816	14,934	53,750	90,674	5,197	95,871
Reimbursement of capital spares invoiced to bp at COD	(43,152)	—	(43,152)	—	—	—
Derecognition on commencement of sales-type lease (note 5)	(1,823,677)	—	(1,823,677)	—	—	—
Closing balance	—	874,408	874,408	1,762,632	498,565	2,261,197

12.1. FLNG Gimi
On June 12, 2025, FLNG Gimi achieved COD, resulting in the commencement of the 20-year LOA.
Pursuant to the LOA, $43.2 million of capital spares and consumables procured during the conversion and commissioning of the FLNG Gimi, but not consumed, were invoiced to bp upon COD. This was accounted as a reduction to the asset under development prior to derecognition. Thereafter, we derecognized the FLNG Gimi asset under development of $1,823.7 million and recognized a sales-type lease receivable.

12.2 MKII FLNG

On September 17, 2024, Golar's Board of Directors approved the entry into an EPC agreement with CIMC for a MKII FLNG with an annual liquefaction capacity of 3.5 mtpa. Under the EPC agreement, B&V will provide its licensed PRICO® technology, perform detailed engineering and process design, specify and procure topside equipment and provide commissioning support for the FLNG topsides and liquefaction process, similar to B&V’s role in the construction of Golar’s existing assets, the FLNG Hilli and FLNG Gimi.

The execution of the binding EPC agreement signifies that the MKII FLNG conversion is virtually certain. Consequently, all MKII FLNG costs of $255.3 million, previously classified as “Other non-current assets”, were reclassified to “Assets under development”, comprised of:
•$59.4 million and $109.8 million of project engineering costs and long lead items, respectively, as of December 31, 2023; and
•$86.1 million of project engineering costs and long lead items incurred from January 1, 2024 to September 17, 2024.
Costs incurred after this date have been recognized as additions to the MKII FLNG asset under development.
On February 14, 2025, Fuji LNG, the donor vessel for the MKII FLNG, arrived at CIMC's yard for conversion. Concurrently, the net book value of the vessel of $76.3 million previously included within “Vessels and equipment, net” was reclassified to “Assets under development”.

In September 2024, we issued a $100.0 million LC in favor of B&V with CIMC. Under the provisions of the LC, the profile reduces over time to reflect payments made by CIMC under the EPC agreement. There is no associated cash collateral, however a 1.5% upfront fee was paid and a 1.75% annual margin is payable on the outstanding balance which expires in January 2028.

The total estimated budget for the MKII FLNG conversion is $2.2 billion, inclusive of the donor vessel, yard supervision, spares, crew, training, contingencies, initial bunker supply and voyage related costs to deliver the FLNG to its operational site, excluding financing costs. The converted MKII FLNG is expected to be delivered in Q4 2027.

As of June 30, 2025, the estimated timing of the outstanding payments is as follows, of which $131.3 million is presented within “Trade accounts payable” and “Accrued expenses” in the unaudited consolidated balance sheets:

(in thousands of $)
Period ending December 31,
2025 (1)	368,400
2026	433,569
2027	433,573
2028	289,891
Total	1,525,433
(1) For the six months ending December 31, 2025.

13.     EQUITY METHOD INVESTMENTS

	Six months ended June 30,
(in thousands of $)	2025	2024
Gain/(loss) on disposal (2)	10,288	(518)
Share of net loss of equity method investments	(1)	(1,821)
Net income/(loss) from equity method investments	10,287	(2,339)

The carrying values of our equity method investments as of June 30, 2025 and December 31, 2024 are as follows:

(in thousands of $)	June 30, 2025	December 31, 2024
Southern Energy S.A. (“SESA”) (1)	19,271	—
Logística e Distribuição de Gás S.A. (“LOGAS”)	8,060	7,183
Egyptian Company for Gas Services S.A.E (“ECGS”)	5,737	5,502
Aqualung Carbon Capture AS (“Aqualung”)	1,992	2,046
Avenir LNG Limited (“Avenir”) (2)	—	28,934
Equity method investments	35,060	43,665
(1) We entered into an agreement with a consortium of Argentinian gas producers to form SESA. The venture aims to develop and commercialize Argentina's domestic natural gas resources by building a FLNG export facility, using gas from the Vaca Muerta shale formation. Golar will provide the FLNG vessel and part of the project funding, while the upstream partners will supply the gas, manage regulatory matters and contribute additional capital.

During the six months ended June 30, 2025, Golar contributed $19.3 million to SESA, securing a 10% equity interest. Beyond our ownership stake, we also have representation on SESA's board of directors and the authority to appoint the Chief Operating Officer of SESA. As a result, we have concluded that we exert significant influence over SESA and have adopted the equity method of accounting for our investment.
(2) In February 2025, we divested our remaining 39.1 million shares in Avenir at $1.0 per share, recognizing a gain on disposal of 10.3 million, presented in “Net income/(loss) from equity method investments” in the unaudited consolidated statements of operations. Following the divestment, we no longer have significant influence over Avenir and have ceased accounting for the investment under equity method (see note 20).

14.     OTHER NON-CURRENT ASSETS

Other non-current assets are comprised of the following:

(in thousands of $)	June 30, 2025	December 31, 2024
Gas derivative instrument (note 7 and 19)	26,785	47,152
MTM asset on IRS derivatives (note 19)	21,806	32,995
Oil derivative instrument (note 7 and 19)	19,226	58,676
Pre-operational assets (1)	12,518	8,782
Operating lease right-of-use-assets (2)	7,075	6,771
Other (3)	7,961	5,855
Other non-current assets	95,371	160,231
(1) As of June 30, 2025, “Pre-operational assets” comprised of:
•Macaw Energies' flare to gas mobile kit (“F2X”) project capitalized engineering and other directly attributable costs of $8.3 million (December 31, 2024: $8.8 million). The Board of Directors approved up to $30.0 million of funding for this project. As of June 30, 2025, the project nearly fully funded.
•Following the FID for the re-deployment of FLNG Hilli under a 20-year agreement with SESA, we incurred $4.2 million in engineering costs and long lead items (December 31, 2024: $nil).
(2) “Operating lease right-of-use-assets” mainly comprised of our office leases in London and Oslo and warehouse lease in Nouakchott.
(3) “Other” mainly comprised of $5.0 million investment in Jett Texas measured at cost.

15.    DEBT

As of June 30, 2025 and December 31, 2024, our debt was as follows:

(in thousands of $)	June 30, 2025	December 31, 2024
Gimi facility	(641,667)	(670,833)
2025 Convertible Bonds	(575,000)	—
2021 Unsecured Bonds	(189,678)	(189,642)
2024 Unsecured Bonds	(300,000)	(300,000)
Subtotal (excluding lessor VIE debt)	(1,706,345)	(1,160,475)
CSSC VIE debt - FLNG Hilli facility (1)	(273,584)	(314,466)
Total debt (gross)	(1,979,929)	(1,474,941)
Less: Deferred financing costs	31,474	22,686
Total debt, net of deferred financing costs	(1,948,455)	(1,452,255)

At June 30, 2025, our debt, net of deferred financing costs, is broken down as follows:

	Golar debt	VIE debt (2)	Total debt
(in thousands of $)
Current portion of long-term debt and short-term debt	(244,060)	(267,985)	(512,045)
Long-term debt	(1,433,082)	(3,328)	(1,436,410)
Total	(1,677,142)	(271,313)	(1,948,455)
(1) These amounts relate to a certain lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate into our financial statements as a VIE (note 9).
2025 Convertible Bonds
On June 30, 2025, we issued $575 million of 2.75% convertible senior unsecured notes, maturing December 15, 2030. The initial conversion rate is 17.3834 common shares per $1,000 principal amount of the bonds, equivalent to a conversion price of approximately $57.53 per common share. This represents a conversion premium of approximately 40% over the closing share price of $41.09 on June 25, 2025. The conversion price is subject to adjustment in the event of certain dividends or other corporate actions. We have assessed the 2025 Convertible Bonds and concluded that the embedded conversion feature does not require bifurcation, accordingly the 2025 Convertible Bonds are recognized as a debt liability and measured at amortized cost.
Concurrently with the issuance of the 2025 Convertible Bonds, we used a portion of the proceeds to repurchase and cancel 2.5 million of our common shares for a total consideration of $102.7 million. The remaining proceeds are intended to be used for future growth investments including a contemplated fourth FLNG, MKII FLNG conversion costs, FLNG Hilli redeployment costs, repaying indebtedness, and funding working capital and capital expenditures.

16.     ACCRUED EXPENSES

Accrued expenses are comprised of the following:

(in thousands of $)	June 30, 2025	December 31, 2024
Vessel related (1)	(125,000)	(24,999)
Finance related (2)	(31,662)	(27,560)
Administrative related (3)	(12,966)	(13,502)
Corporate income tax payable	(212)	(10)
Accrued expenses	(169,840)	(66,071)
(1) “Vessel related” accrued expenses is comprised of engineering and yard-related conversion costs and vessel operating expenses such as crew wages, supplies, routine repairs, maintenance, lubricating oils and insurance. As of June 30, 2025, included in “Vessel related” are accrued costs related to MKII FLNG conversion and FLNG Gimi commissioning works of $66.2 million and $43.5 million, respectively (December 31, 2024: $2.1 million and $13.6 million, respectively).
(2) “Finance related” accrued expenses pertains to accrued interest on Gimi facility, bonds and the VIE debt facilities (note 15).
(3) “Administrative related” accrued expenses comprised of general overhead, including personnel costs, legal and professional fees, costs associated with project development, property costs and other office and general expenses.

17.     OTHER CURRENT LIABILITIES

Other current liabilities are comprised of the following:

(in thousands of $)	June 30, 2025	December 31, 2024
Day 1 gain deferred revenue - current portion (1) (note 18)	(12,783)	(12,783)
Deferred revenue	(4,220)	(5,360)
Current portion of operating lease liability	(1,997)	(1,587)
Current portion of deferred pre-COD cash flows (2)	(1,844)	—
Pre-COD cash flows (2)	—	(23,842)
Other	(10,228)	(11,693)
Other current liabilities	(31,072)	(55,265)
(1) Current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (note 5). As of June 30, 2025, current portion of the deferred revenue relating to FLNG Hilli’s oil and gas derivative instruments is $10.0 million and $2.8 million, respectively (December 31, 2024: $10.0 million and $2.8 million, respectively).

(2) In August 2024, we and bp agreed to a series of pre-COD payments to address project delays and align on commissioning milestones. These payments, which began in 2023 and were formalized through settlement and amendment deeds that resolved the previously announced arbitration. Prior to COD, we received net contractual payments of $123.1 million (December 31, 2024: $23.8 million), comprising:
•$226.9 million of payments from bp, including project milestones for the period from January 10, 2024 to COD;
•$6.1 million payments from bp for temporary crew accommodation arrangements; and
•partially offset by $109.9 million in liquidated damages we paid bp for the period from March 17, 2023 to January 9, 2024.
The total LOA consideration was allocated between lease and non-lease components based on their relative standalone selling prices. As of June 30, 2025, the deferred non-lease component amounted to $36.8 million, comprising $1.8 million in “Other current liabilities” and $35.0 million in “Other non-current liabilities” (see Notes 18). This balance will be recognized evenly to income over the 20-year term of the LOA (note 5.1).

18.     OTHER NON-CURRENT LIABILITIES

Other non-current liabilities are comprised of the following:

(in thousands of $)	June 30, 2025	December 31, 2024
VIE dividend payable (1)	(184,000)	(184,000)
Deferred pre-COD cash flows (note 17)	(34,976)	—
Pension obligations	(20,550)	(21,209)
Non-current portion of operating lease liabilities	(5,668)	(5,124)
Day 1 gain deferred revenue (2)	(384)	(6,604)
Deferred commissioning period revenue (3)	(102)	(2,145)
Other (4)	(7,397)	(6,694)
Other non-current liabilities	(253,077)	(225,776)
(1) In December 2024, the lessor VIE declared a dividend of $184 million to a CSSC entity. The unpaid dividend is unsecured, interest free and due for payment in the later part 2026. Given we are the primary beneficiary of the VIE, this amount has been fully consolidated into our financial statements (see note 9).
(2) Non-current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (note 5). As of June 30, 2025, the non-current portion of the Day 1 gain deferred revenue relating to FLNG Hilli’s oil and gas derivative instruments is $0.2 million and $0.1 million, respectively (December 31, 2024: $5.1 million and $1.5 million).

(3) This pertains to the FLNG Hilli's Customer billing during the commissioning period, prior to vessel acceptance and commencement of the LTA, which is considered an upfront payment for services. These amounts billed are recognized as part of “Liquefaction services revenue” in the unaudited consolidated statements of operations evenly over the LTA contract term, commencing on the Customer’s acceptance of the FLNG Hilli. The current portion of deferred commissioning period billing is included in “Other current liabilities” (note 17).

(4) Included in “Other” as of June 30, 2025 and December 31, 2024, are asset retirement obligations relating to FLNG Hilli of $6.6 million and $6.4 million, respectively. The corresponding mooring asset net carrying value of $4.7 million is recorded within “Vessels and equipment, net” in the unaudited consolidated balance sheets.

19.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025		December 31, 2024
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents (1) (2)	Level 1	783,427	783,427	566,384	566,384
Restricted cash and short-term deposits (1) (3)	Level 1	123,874	123,874	150,198	150,198
Trade accounts receivable (3) (4)	Level 1	95,700	95,700	29,667	29,667
Interest receivable from money-market deposits and bank accounts (3)	Level 1	1,962	1,962	2,053	2,053
Receivable from IRS derivatives (3)	Level 1	1,415	1,415	1,745	1,745
Trade accounts payable (3) (5)	Level 1	(82,909)	(82,909)	(198,906)	(198,906)
Current portion of long-term debt (3) (6) (7)	Level 2	(326,718)	(326,718)	(337,299)	(337,299)
Short-term debt - 2021 Unsecured Bonds (6) (8)	Level 1	(189,678)	(190,081)	(189,642)	(191,147)
Long-term debt (6) (7)	Level 2	(588,533)	(588,533)	(948,000)	(948,000)
Long-term debt - 2024 Unsecured Bonds (6) (8)	Level 1	(300,000)	(301,959)	—	—
Long-term debt - 2025 Convertible Bonds (6) (9)	Level 2	(575,000)	(590,399)	—	—
Derivatives:
Oil and gas derivative instruments (10)	Level 2	46,011	46,011	105,828	105,828
Asset on IRS derivatives (11)	Level 2	21,806	21,806	33,417	33,417
(1) These instruments carrying value are highly liquid and deemed reasonable estimates of fair value.

(2) Included within cash and cash equivalents of $783.4 million and $566.4 million are $115.5 million and $301.8 million held in short-term money-market deposits as of June 30, 2025 and December 31, 2024, respectively. During the six months ended June 30, 2025 and 2024, we earned interest income on short-term money-market deposits of $12.9 million and $13.4 million, respectively.

(3) These instruments are considered to be equal to their estimated fair value because of their near term maturity.

(4) As of June 30, 2025, trade receivables of $92.6 million, primarily representing amounts due from bp under the Gimi LOA. bp is a publicly listed, investment-grade counterparty with no prior history of default. Accordingly, we consider the credit risk associated with this balance to be remote.

Following COD of the FLNG Gimi, all amounts due from bp were classified as “Trade receivables”, which consist of $43.2 million invoice related to reimbursement of unused capital spares (note 12), $31.0 million of pre-COD cash flows receivable previously recognized as “Other current assets” and $14.0 million of post-COD services invoiced.

As of December 31, 2024, trade receivables of $29.7 million, primarily relate to services invoiced under the Hilli LTA. As of June 30, 2025, receivables related to the LTA were presented as “Amounts due from related parties” due to the increased ownership by Naria Inc., a Perenco-affiliated entity and our largest shareholder, whose beneficial ownership rose to 10.06%, thereby meeting the definition of a principal owner under the related party classification.

(5) As of June 30, 2025, trade payables primarily comprised of amounts payable related to the FLNG Gimi and MKII FLNG projects of $5.1 million and $65.1 million, respectively ( December 31, 2024: $80.9 million and $100.2 million, respectively).

(6) Our debt obligations are recorded at amortized cost. The amounts presented in the table above are gross of the deferred financing costs of $31.5 million and $22.7 million at June 30, 2025 and December 31, 2024, respectively.

(7) The estimated fair values for both the floating long-term debt and short-term debt are considered to be equal to the carrying value since they bear variable interest rates, which are adjusted on a quarterly basis.

(8) The estimated fair values of our 2021 and 2024 Unsecured Bonds are based on their quoted market prices as of the balance sheet date. In March 2025, following the listing of our 2024 Unsecured Bonds on the Oslo Børs, the fair value hierarchy transferred from Level 2 to Level 1.

(9) The estimated fair value of our 2025 Convertible Bonds reflects observable market inputs and is classified as Level 2 in the fair value hierarchy (note 15).

(10) The fair value of the oil and gas derivative instruments is determined using the estimated discounted cash flows of the additional payments due to us as a result of oil and gas prices moving above the contractual floor price over the remaining term of the LTA. Significant inputs used in the valuation of the oil and gas derivative instruments include the Euro/U.S. Dollar exchange rates based on the forex forward curve for the gas derivative instrument and management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets.

(11) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the balance sheet date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. The credit exposure of certain derivative instruments is represented by the fair value of contracts with a positive value at the end of each period, reduced by the effects of master netting arrangements.

(12) The following methods and assumptions were used to estimate the fair value of our other classes of financial instruments:

•the carrying values of loan receivables and working capital facilities approximate fair values because of the near-term maturity of these instruments (notes 11, 17 and 20). These instruments are classified within Level 1 of the fair value hierarchy.

As of June 30, 2025, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for SOFR as summarized below:

Instrument	Notional value (in thousands of $)	Maturity date	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	398,125	November 2029	1.93%

20.    RELATED PARTY TRANSACTIONS

Amounts due from related parties as of June 30, 2025 and December 31, 2024 consisted of the following:

(in thousands of $)	June 30, 2025	December 31, 2024
Perenco (1)	21,637	—
Higas (2)	5,924	6,006
Avenir (3)	—	1,733
First FLNG Holdings (4)	—	18,621
(1) Perenco - Amounts due from Perenco relate primarily to services invoiced under the LTA. As of June 30, 2025, due to the increased ownership by Naria Inc., a Perenco-affiliated entity and our largest shareholder, whose beneficial ownership rose to 10.06%, thereby meeting the definition of a principal owner under the related party classification, these have been presented as “Amounts due from related parties”.
(2) Higas - Amounts due from Higas consist of unpaid principal and accrued interest on a revolving shareholder loan. As previously disclosed in note 28 to our 2024 Form 20-F, the loan was novated from Avenir to Higas in November 2024 under the same terms, with the maturity extended to February 2027. In February 2025, the facility was amended to reflect an additional $1.25 million commitment, of which $0.8 million was drawn as of June 30, 2025. For the six months ended June 30, 2025, interest receivable from Higas totaled $0.3 million.

As of June 30, 2025, management evaluated the expected credit losses related to its shareholder loan to Higas. Based on an assessment of Higas’ financial condition and the continued uncertainty regarding Higas’ potential inclusion to Sardinia’s regulatory framework as of the reporting date, an allowance for credit losses of $1.1 million was recognized within “Other operating loss” in the unaudited consolidated statements of operations. Management continues to monitor the revolving shareholder loan for any changes in credit risk, and the allowance will be adjusted as necessary.
(3) Avenir - Following the divestment of our shares in Avenir in February 2025, Avenir is no longer a related party (note 13). As such, as of June 30, 2025, amounts due from Avenir, relating to unpaid debt guarantee fees, have been presented as “Other current assets” in the unaudited consolidated balance sheets.
(4) First FLNG Holdings - In August 2024, we granted a shareholder loan to FFH through Gimi MS, with a maximum facility amount of $20.0 million to enable FFH to fund its portion of Gimi MS’s funding requirements. The shareholder loan carried an interest rate of 12% per annum, compounded monthly, which increased to 22% per annum effective January 1, 2025. For the period from January 1, 2025 to March 28, 2025, the loan generated accrued interest income of $1.0 million. On March 28, 2025, FFH repaid the shareholder loan and accrued interest in full. There were no comparable amounts for the six months ended June 30, 2024.

21.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	June 30, 2025	December 31, 2024
Book value of vessel secured against loans (1)	953,620	977,326
(1) This excludes the FLNG Gimi which was derecognized on COD with the concurrent recognition of “Net investment in sales-type lease” (note 5.2), secured against its specific debt facility (note 15).

Other Commitments

•In connection with the FID for the redeployment of FLNG Hilli under a 20-year agreement with SESA, the Board of Directors approved total expenditures of up to $350.0 million in May 2025 to support the vessel’s preparation and redeployment activities.

•In May 2025, we entered into a FEED study agreement for the potential development of a Mark III FLNG unit. The total commitment is approximately $4.0 million.

•As of June 30, 2025, we had a remaining funding commitment of $110.0 million related to our 10% equity interest in SESA.

22.    SUBSEQUENT EVENTS

Since June 30, 2025, the following non-recognized events have occurred:

•LNG Hrvatska O&M agreement termination

In July 2025, we mutually agreed with LNG Hrvatska d.o.o. to terminate the O&M Agreement for the FSRU LNG Croatia, originally entered into in January 2019 for a 10-year term. The termination follows LNG Hrvatska’s plan to expand the terminal with a new regasification module, which necessitated a change in operational strategy. Under the deed of termination, we will operate the vessel until its return to LNG Hrvatska by October 31, 2025, with no further obligations thereafter.

•MK II FLNG FID

On August 6, 2025, we announced that SESA reached FID for the 20-year charter of our 3.5 mtpa MKII FLNG, currently undergoing conversion at CIMC’s shipyard in China. The MKII FLNG will be deployed offshore Argentina in the San Matías Gulf near FLNG Hilli, which is expected to commence operations in 2027. Commercial operations for the MKII FLNG are expected to commence in 2028.

Under the terms of the agreement, we will receive fixed annual charter hire of $400 million, plus a commodity-linked tariff equal to 25% of Free on Board (FOB) prices above $8.00 per million British thermal units. The project remains subject to the satisfaction of conditions precedent by both parties, which are expected to be fulfilled in Q4 2025.

•Dividends

On August 14, 2025, we declared a dividend of $0.25 per share in respect of the three months ended June 30, 2025 to shareholders of record on August 26, 2025, which will be paid on or around September 2, 2025.